Chunghwa Telecom

October 09, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Sep	Net sales	18,975,435	17,602,386	(+)1,373,049	(+)7.80%

Jan-Sep	Net sales	169,163,444	165,168,978	(+)3,994,466	(+)2.42%

b                  Trading purpose : None